SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.

(Name of Subject Company (Issuer))

Rx Acquisition Corporation

a wholly owned subsidiary of

ICN Pharmaceuticals, Inc.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

762537108

(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of common stock of the Company outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of the Company.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	13,545.90	Filing Party:	ICN Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	June 10, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[X]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

     Item 11. Additional Information.

     (a)(5) On June 9, 2003, the Court of Chancery in the State of Delaware ordered that each of the stockholder litigations pending before it described in “The Offer — 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase be consolidated for all purposes.

     On June 11, 2003, an individual stockholder filed a purported class action complaint and a motion for expedited proceedings and discovery in the Court of Chancery in the State of Delaware. The complaint names as defendants ICN, the Company, the Company’s chairman of the board, Daniel J. Paracka, and the Company’s individual directors, namely Roberts A. Smith, Gregory F. Boron, Santo J. Costa, Andre C. Dimitriadis and James J. Pieczynski. The plaintiff purports to bring the action on behalf of himself and all stockholders of the Company, excluding defendants, their immediate families and affiliates, from June 2, 2003 until the date any proposed transaction is consummated or abandoned. The complaint alleges that the defendants breached their fiduciary obligations to the public stockholders of the Company by, among other things, failing to establish entire fairness in either the process or purchase price, and failing to disclose material information. The plaintiff seeks to enjoin ICN from proceeding with the proposed transaction pending further disclosures and the establishment of entire fairness of the proposed transaction, and an award of damages, including attorneys’ fees and experts’ fees incurred in connection with the litigation.

     Item 12. Exhibits.

(a)(5)(viii)	Order of Consolidation under the caption “In re: Ribapharm Inc. Shareholders Litigation” (Consolidated C.A. No. 20337 NC), ordered by Chancellor William B. Chandler of the Court of Chancery in the State of Delaware on June 9, 2003.

(a)(5)(ix)	Verified Complaint of Steven Silverberg, individually and on behalf of all others similarly situated, against ICN et al. filed in the Court of Chancery in the State of Delaware on June 11, 2003.

SIGNATURES
INDEX TO EXHIBITS
ORDER OF CONSOLIDATION
VERIFIED COMPLAINT OF STEVEN SILVERBERG

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

	By:	/s/ Bary G. Bailey

Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

	By:	/s/ Timothy C. Tyson

Name: Timothy C. Tyson Title: President and Chief Operating Officer
Date: June 12, 2003

INDEX TO EXHIBITS

(a)(5)(viii)	Order of Consolidation under the caption “In re: Ribapharm Inc. Shareholders Litigation” (Consolidated C.A. No. 20337 NC), ordered by Chancellor William B. Chandler of the Court of Chancery in the State of Delaware on June 9, 2003.

(a)(5)(ix)	Verified Complaint of Steven Silverberg, individually and on behalf of all others similarly situated, against ICN et al. filed in the Court of Chancery in the State of Delaware on June 11, 2003.